UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GENERATION BIO CO.

(Name of Subject Company (Issuer))

XOMA ROYALTY CORPORATION

(Name of Filing Persons (Offeror 1))

XRA 7 CORP.

(Name of Filing Persons (Offeror 2))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

37148K209

(CUSIP Number of Class of Securities)

Owen Hughes

XOMA Royalty Corporation

2200 Powell Street, Suite 310

Emeryville, California 94608

Tel. (510) 204-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Branden C. Berns

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600

San Francisco, CA 94111

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by XOMA Royalty Corporation, a Nevada corporation (“Parent”), and XRA 7 Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and together with Parent, the “Buyer Entities”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Generation Bio Co., a Delaware corporation (“Generation Bio”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of December 15, 2025, by and among Parent, Merger Sub and Generation Bio (the “Merger Agreement”).

The press release filed herewith as Exhibit 99.1 is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer for the Shares described in this filing has not commenced. At the time the Offer is commenced, the Buyer Entities will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (“SEC”), and Generation Bio will file a Solicitation/Recommendation Statement on Schedule 14D-9, with respect to the Offer.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements related to the Buyer Entities and Generation Bio and the acquisition by the Buyer Entities of Generation Bio, including express or implied forward-looking statements about the future operations and performance of Generation Bio and Parent. These forward-looking statements are within the meaning of U.S. federal securities laws, including, without limitation, statements regarding the anticipated timing of and closing of the Offer, the proposed merger and related transactions contemplated by the Merger Agreement (collectively referred to as the “transactions”). The words “anticipate,” “approximately,” “look to,” “plan,” “expect,” “may,” “will,” “could” or “should,” the negative of these terms or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. The Buyer Entities caution that a number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Any forward-looking statements in this communication are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this communication, including, without limitation, the impact of actions of other parties with respect to the transactions; the possibility that competing offers will be made; uncertainty regarding how many of Generation Bio’s stockholders will tender their shares in the Offer; the effect of the announcement or pendency of the proposed transactions on Generation Bio’s trading price, business, operating results and relationships with collaborators, vendors, competitors and others; the outcome of any legal proceedings that have been or could be instituted against the Buyer Entities, Generation Bio or their respective directors; the risk that the transactions may not be completed in a timely manner, or at all, which may adversely affect Generation Bio’s or Parent’s respective businesses and the price of their respective common stock; the failure to satisfy all of the closing conditions of the transactions contemplated by the Merger Agreement; the occurrence of the events giving rise to payments under the Contingent Value Rights (“CVR”) Agreement; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the transactions on Generation Bio’s and Parent’s respective businesses and operating results; risks that the transactions may disrupt Generation Bio’s or Parent’s respective current plans and business operations; risks related to the diverting of management’s attention from Generation Bio’s and Parent’s respective ongoing business operations; uncertainty as to the ultimate transaction costs; general economic, market, political or regulatory conditions and the other risks identified in Generation Bio’s and Parent’s respective filings with the SEC and subsequent filings with the SEC. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transactions and/or Generation Bio and the Buyer Entities’ ability to successfully complete the transactions and, with respect to any CVR payment amounts, the consideration ultimately paid to Generation Bio stockholders (including whether any payments will be payable at all). In addition, unlisted factors may present significant additional obstacles to the realization of forward-looking statements. The Buyer Entities caution investors not to place undue reliance on any forward-looking statements. Any forward-looking statements contained in this communication represent the Buyer Entities’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. The Buyer Entities disclaim any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Important Information and Where to Find It

The Offer for the Shares of Generation Bio referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the Offer materials that the Buyer Entities will file with the SEC. At the time the Offer is commenced, the Buyer Entities will file Offer materials on Schedule TO, and, thereafter, Generation Bio will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The Offer will be made only pursuant to the Offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other Offer documents) filed with the SEC.

THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF GENERATION BIO’S COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF GENERATION BIO’S COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

The Offer to Purchase, the related Letter of Transmittal and certain other Offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all holders of shares of Generation Bio’s common stock at no expense to them. The Offer materials and the Solicitation/Recommendation Statement on Schedule 14D-9 will be made available to the public for free at the SEC’s website at www.sec.gov or by accessing the Investor Relations section of Parent’s website at https://investors.xoma.com/.

EXHIBIT INDEX.

Exhibit No.	Description

99.1	Joint Press Release issued by XOMA Royalty Corporation and Generation Bio Co. on December 15, 2025.